THIS SERVICE AGREEMENT made at St. John’s, in the Province of Newfoundland and Labrador on the 19th day of February, 2014.

BETWEEN:
NEWFOUNDLAND AND LABRADOR HYDRO, a corporation and an agent of the Crown constituted by statute, renamed and continued by the Hydro Corporation Act, 2007, Revised Statutes of Newfoundland and Labrador, Chapter H-17, (hereinafter called “Hydro”) of the first part;

AND
THE KAMI MINE LIMITED PARTNERSHIP, a limited partnership formed under the laws of Ontario by its managing general partner KAMI GENERAL PARTNER LIMITED and having its head office in the City of Vancouver in the Province of British Columbia (hereinafter called the “Customer”) of the second part.

WHEREAS the Customer is developing a mining operation in close proximity to Labrador City, in the Province of Newfoundland and Labrador; and

WHEREAS Hydro has agreed to sell Power and Energy to the Customer and the Customer has agreed to purchase the same from Hydro according to the terms of this Agreement; and

WHEREAS Hydro and the Customer intend to enter into an agreement (the “Security Agreement”) under which the Customer will provide a series of security deposits totalling sixty-five million dollars ($65,000,000.00) to ensure that the Customer is and remains willing and able to become a customer and to purchase Power and Energy per the terms of this Agreement;

THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements hereinafter contained the parties, intending to be legally bound, agree as follows:

ARTICLE 1
INTERPRETATION

1.01           In this Agreement, including the recitals, unless the context otherwise requires,

(a)	“Amount of Power on Order” means the Power contracted for in accordance with Article 3 and “Power on Order”, and “Firm Power” as referenced in the Rate Schedules, have corresponding meanings;

Hydro - Kami Service Agreement

(b)	“Billing Demand” means the components of the Customer’s Monthly Power consumption for which Demand charges apply as determined in accordance with Articles 7 and 12;

(c)	“Board” means the Board of Commissioners of Public Utilities for Newfoundland and Labrador;

(d)	“Calendar Year” means a period that commences on January 1 and ends on December 31 of that year;

(e)
“Delivery Point” means the low voltage bus on the 230 kV transformers located adjacent to and supplying electrical service to the Customer’s mining operation in close proximity to Labrador City, or at such other location or locations that Hydro and the Customer mutually agree in writing;

(f)
“Demand” means the amount of Power averaged over each consecutive  period of fifteen minutes duration, commencing on the hour and ending each fifteen minute period thereafter and measured by a demand meter of a type approved for revenue metering by the appropriate department of the Government of Canada;

(g)	“Electricity” includes Power and Energy;

(h)	“Energy” means the amount of electricity delivered in a given period of time and measured in kilowatt hours;

(i)	“Firm Energy” means the amount of Energy declared by the Customer in accordance with Clause 4.02, and “Firm Energy”, as referenced in the Rates Schedules, shall have a corresponding meaning;

(j)
“Force Majeure” means any fortuitous event, act of governmental authority, act of public enemies, war, invasion or insurrection, riot, civil disturbance, labour trouble, strike, flood, fire, shortage of labour, or of materials or of transport, or any other cause of inability to perform or delay in performing obligations hereunder which, in each such aforementioned event, is beyond the reasonable control of the party or parties affected thereby;

(k)	“Imbalance Energy” means Energy that may be supplied to the Customer, in accordance with Article 5;

(l)
“Interruptible Power” means Power that may be supplied to the Customer, in accordance with Article 6, in excess of the Amount of Power on Order, which may be reduced or interrupted at the discretion of Hydro, but for

Hydro - Kami Service Agreement

greater certainty such discretion of Hydro shall not be exercised primarily for reasons of economic gain;

(m)	“Maximum Demand” means the greatest amount of Demand during the appropriate Month or part of a Month, as the case may be;

(n)	“Month” means a calendar month;

(o)	“Power” means the amount of electrical power delivered at any time and measured in kilowatts;

(p)	“Province” means the Province of Newfoundland and Labrador;

(q)	“Rate Schedules” means the schedules of rates that are approved by the Board or by Hydro, as appropriate, for the sale and purchase of Power and Energy;

(r)	“Security Agreement” has the meaning given to such term in the recitals to this Agreement;

(s)	“Specifically Assigned Charge” means the payment made by the Customer in each Month, calculated according to a method approved by the Board, for the use of Specifically Assigned Plant;

(t)	“Specifically Assigned Plant” means that equipment and those facilities which are owned by Hydro and determined by the Board to be used primarily to serve the Customer;

1.02
Hydro and the Customer agree that they are bound by this Agreement and by the agreements and covenants contained in the Rates Schedules.  In the event of a conflict between this Agreement and the Rates Schedules, the Rates Schedules shall have priority.

1.03
In this Agreement all references to dollar amounts are expressed in terms of coin or currency of Canada which at the time of payment or determination shall be legal tender herein for the payment of public and private debts.

1.04	Words in this Agreement importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders.

1.05	Where a word is defined anywhere in this Agreement, other parts of speech and tenses of the same word have corresponding meanings.

Hydro - Kami Service Agreement

1.06	Wherever in this Agreement a number of days is prescribed for any purpose, the days shall be reckoned exclusively of the first and inclusively of the last.

1.07
Whenever this Agreement requires a notice to be given or a request to be made on a Saturday, Sunday or a holiday upon which the main offices of Hydro or the Customer in Newfoundland and Labrador are closed, such notice or request may be given or made on the first business day occurring thereafter, and, whenever in this Agreement the time within which any right will lapse or expire shall terminate on a Saturday, Sunday or such holiday, such time will continue to run until the next succeeding business day.

1.08	The headings of all the articles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.09
Any reference in this Agreement to an article, a clause, a subclause a paragraph or a schedule shall, unless the context otherwise specifically requires, be taken as a reference to an article, a clause, a subclause a paragraph or a schedule of this Agreement.

1.10
This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but all of such counterparts together shall constitute one and the same instrument.

ARTICLE 2
TERM OF AGREEMENT

2.01	This Agreement shall come into effect on the date hereof, but shall not be binding on Hydro until the parties have executed the Security Agreement.

2.02
In the event that the Customer has not taken electrical service as contemplated under this Agreement by December 31, 2018, Hydro may, in its sole and absolute discretion, terminate this Agreement at any time thereafter.

ARTICLE 3
AMOUNT OF POWER

3.01
Subject to this Agreement, Hydro agrees to deliver or make available to the Customer, and the Customer agrees to purchase from Hydro at the Delivery Point, and pay for when available, even if it fails to take and use same, the Amount of Power on Order.

Hydro - Kami Service Agreement

3.02	Upon the date that the Customer’s premises are interconnected to the electrical system at the Delivery Point, the Amount of Power on Order shall be 63,000 kilowatts

3.03
The Customer shall declare to Hydro in writing, not later than October 1 of each Calendar Year, its Amount of Power on Order for the following Calendar Year.  Such declarations may provide for an Amount of Power on Order to apply throughout the Calendar Year, or may provide for one or more successive increases at specified times during the Calendar Year, but may not provide for a decrease other than a decrease to take effect on January 1st of that following Calendar Year.

3.04
If the Customer fails to make a declaration of its Amount of Power on Order for the following year pursuant to Clause 3.03, then the Customer’s declaration of its Amount of Power on Order for the following Calendar Year shall be deemed equal to that Amount of Power on Order that is in place for the current Calendar Year.

3.05
Hydro will supply all future Power requirements requested by the Customer additional to the Amount of Power on Order provided in accordance with Clause 3.03, provided however that the Customer’s requests for such additional Power be made upon adequate notice in order that Hydro may make suitable extensions or additions to its system.

3.06
If Hydro cannot fully comply with a declaration of Amount of Power on Order made in accordance with Article 3.03 it will, as soon as practicable and in any event not later than November 1 of the year in which the declaration was made, advise the Customer of the extent to which it can comply.  If more than one industrial customer requests an increase in their Amount of Power on Order and Hydro cannot in its judgment provide enough Power to satisfy all of the timely requests it has received, Hydro will offer additional Amounts of Power on Order to the industrial customers who made those requests in such amounts as are prorated in accordance to the quantity of additional Amounts of Power on Order in the timely requests it has received from those customers.

3.07
The Customer hereby acknowledges that Hydro cannot deliver Power to the Customer unless it is taken by the Customer.  If at any time the Customer does not take the Power that it has obligated itself to pay for in this Agreement, then, subject to Article 11, the readiness of Hydro to deliver such Power, as evidenced by the maintenance of normal voltage and frequency at the Delivery Point, shall constitute a valid tender by Hydro to the Customer of such Power.

3.08	In no event shall Hydro be obliged to supply an Amount of Power on Order in excess of that which it has agreed to supply pursuant to this Article 3, and as may

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be directed by Hydro, the Customer shall manage its Demand such that its Maximum Demand does not exceed its Amount of Power on Order.

ARTICLE 4
PURCHASE AND SALE OF POWER AND ENERGY

4.01	The sale and purchase of Power and Energy shall be at such prices and upon such terms and conditions as are set out in the Rate Schedules and this Agreement.

4.02
By no later than the 19th day of each Month, the Customer shall provide Hydro with a forecast of Firm Energy consumption under this Agreement for the following Month.  Pursuant to the Rates Schedules, such forecast of Firm Energy consumption for the following Month shall be used by Hydro in its determination of the rate to be charged for Firm Energy for such Month.  If the Customer does not provide such forecast for the following Month by such 19th day Hydro will use the most recent forecast provided by the Customer for the period.  Absent a forecast, Hydro may deem the forecast amount to be zero.

4.03
Notwithstanding anything to the contrary herein, the Customer shall pay in each Month its Specifically Assigned Charge, Billing Demand, and Energy charges.  Its Energy charges shall comprise its Firm Energy and Imbalance Energy taken in that Month.

4.04
Throughout the term of this Agreement, the Customer shall be required to provide credit assurance to Hydro in the form and amounts to be determined in accordance with Hydro’s general credit policies in effect at the time.

ARTICLE 5
IMBALANCE ENERGY

5.01	Hydro agrees to deliver to the Customer Imbalance Energy when it can be made available.

5.02
Imbalance Energy is Energy that is delivered to the Customer in a given Month that is in excess of the forecast of Energy consumption in such Month as provided by the Customer in accordance with Clause 4.02.

5.03
The rate for such Energy shall be according to the terms and conditions referred to in Article 4 and set out in Rate Schedules.  Hydro shall inform the Customer of the price for Imbalance Energy by no later than the 20th day of the Month prior to the Month in which the Imbalance Energy may be delivered.

Hydro - Kami Service Agreement

ARTICLE 6
INTERRUPTIBLE  POWER

6.01
Hydro may supply the Customer, in any Month, an amount of Interruptible Power, in addition to the Amount of Power on Order, which shall be billed at the same rates that apply to the Power on Order.  Provided the Amount of Power on Order is equal to or greater than 20,000 kW, the amount of Interruptible Power available shall be the greater of 10% of the Amount of Power on Order and 5,000 kW, but shall in no event exceed 5,000 kW.  If the Amount of Power on Order is less than 20,000 kW, the Amount of Interruptible Power available shall be 25% of the Amount of Power on Order.    If Hydro is willing and able to supply the Customer with Interruptible Power, then the following shall apply:

(a)
The Customer shall make a prior request to Hydro of its requirement, specifying the amount and duration of its Interruptible Demand requirements.  Such request or notification need not comply with Article 20, but may be made by telephone and confirmed by facsimile transmission to Hydro’s officials at its Energy Control Centre or such persons whom Hydro may designate for this purpose, who shall notify the Customer if such Interruptible Power will be made available.

(b)	Power taken, up to a maximum of 5,000 kilowatts in excess of the Amount of Power on Order, shall be deemed to be Interruptible Power.

ARTICLE 7
DETERMINATION OF BILLING DEMAND FOR POWER SUPPLIED

7.01	Subject to the provisions of Article 10, the Billing Demand to be used each Month for the purpose of determining the Customer’s bill shall comprise the following and be the higher of:

1.	The higher of the Amount of Power on Order, plus the Interruptible Power taken in that Month; or

2.	75% of the Amount of Power on Order for the prior Calendar Year.

Except that if at any time up to that point in that Calendar Year the Customer’s Maximum Demand exceeded the sum of the applicable Amount of Power on Order plus 5,000 kW of Interruptible Power, then the Billing Demand shall be calculated as the higher of:

1.	The Customer’s Maximum Demand to that point in that Calendar Year less 5,000 kW, plus the amount of Interruptible Power taken in that Month; or

Hydro - Kami Service Agreement

2.	75% of the Amount of Power on Order for the prior Calendar Year.

7.02
Notwithstanding that the Billing Demand shall have, by operation of Clause 7.01, exceeded the Power on Order declared for that Calendar Year together with 5,000 MW of Interruptible Power, Hydro is not obliged to provide any amount of Power in excess of the Amount of Power on Order.

ARTICLE 8
CHARACTERISTICS OF POWER SERVICE AND REGULAR COMMUNICATION

8.01
The Power and Energy to be supplied under this Agreement will be delivered to the Customer at three (3) phase alternating current having a normal frequency of sixty (60) cycles and at a nominal voltage to be determined by the parties, and delivery will be made at the Delivery Point.

8.02	Hydro will exercise its best endeavours to limit variation from the normal frequency and voltage to tolerable values.

8.03
The Customer acknowledges that Hydro requires advance knowledge of significant load variations in order to properly manage the electricity system and plan for the delivery of Power and Energy to the Customer’s premises.  The Customer agrees to once daily communication with Hydro, at Hydro’s request and during normal business hours, in which the Customer’s recent production activity, and production plans and resultant electrical Demands for the coming seven day period will be discussed and the Customer will provide Hydro with its good faith estimates of production plans and resultant electrical Demand for the coming seven day period.

ARTICLE 9
POWER FACTOR

9.01	The Customer agrees to take and use the Power contracted for in this Agreement at a power factor of not less than ninety percent (90%) lagging at the Delivery Point.

9.02
Should the power factor be consistently less than ninety percent (90%) lagging, the Customer, upon written notification from Hydro, agrees to install suitable corrective equipment to bring the power factor to a minimum of ninety percent (90%) lagging.

Hydro - Kami Service Agreement

9.03
If the Customer should install static condensers or any compensating equipment to correct the lagging power factor, the equipment shall be so installed that it can be completely disconnected at the request of Hydro.

ARTICLE 10
METERING

10.01
The metering equipment and meters to register the amount of Demand and Energy to be taken by the Customer under this Agreement shall be furnished and owned by Hydro and if required to be located on the Customer's premises will be installed by Hydro in a suitable place satisfactory to Hydro and provided by the Customer, and in such manner as to register accurately the total amount of Demand and Energy taken by the Customer under this Agreement.

10.02
If the metering is installed on the low voltage side of transformers that are Specifically Assigned Plant or owned by the Customer, an appropriate adjustment will be made to account for losses in the transformers.

10.03	The Customer shall have the right, at its own expense, to install, equip and maintain check meters adjacent to the meters of Hydro.

10.04
Should any meter fail to register accurately, and to the extent that this Clause does not conflict with the Electricity and Gas Inspection Act, RSC 1985 E-4, the check meters provided by the Customer in its substations shall be used for measuring the amount of Power and Energy delivered while the Hydro meters are out of service.  Should the Customer’s check meters fail to register accurately then Hydro may charge for the Power and Energy supplied during the period when the registration was inaccurate, either,

(a)	on the basis of the amount of Power and Energy charged for:

(i)	during the corresponding period immediately succeeding or preceding the period of alleged inaccurate metering, or

(ii)	during the corresponding period in the previous Calendar Year; or

(b)	on the basis of the amount of Power and Energy supplied as established by available evidence,

whichever basis appears most fair and accurate.

10.05	Authorized employees and representatives of Hydro and the Customer shall have the right of access to the premises of the other at all reasonable times for

Hydro - Kami Service Agreement

the sole purpose of reading, inspecting, testing, repairing, or replacing any of the meters or metering equipment referred to in this Article 10.

ARTICLE 11
LIABILITY FOR SERVICE

11.01
Subject to the provisions of the Rate Schedules and this Agreement, the Power and Energy herein contracted for will be made available for use by the Customer during twenty-four (24) hours on each and every day of the term of this Agreement.

11.02
The obligation of Hydro to furnish Power and Energy under this Agreement is expressly subject to all accidents or causes that may occur at any time and affect the generation or transmission of such Power and Energy, and in any such event, but subject to Clause 11.03, Hydro shall have the right in its discretion to reduce or, if necessary, to interrupt the supply of Power and Energy under this Agreement.

11.03
Hydro shall cause all usual precautions to be taken in order to guard against interruptions or diminutions in the supply of Power to the Customer and shall cause all such interruptions or diminutions that occur to be terminated with all possible dispatch, and if interruptions or diminutions are necessary or unavoidable for repair, overhauling or inspection of equipment or for improving or adding to its equipment, Hydro shall give the Customer reasonable notice of any anticipated interruption or diminution of any amount of Power so that inconvenience and loss to the Customer may be minimized.

11.04
If for any reason Hydro is unable to deliver continuously any amount of Power, and provided that the reason that Hydro is unable to deliver such amount of Power can be addressed by a proportionate sharing of the total required Power reduction, the Customer shall, when required so to do by Hydro, reduce the Power to be taken by it to such amount as may be specified by Hydro.  The Customer shall not be required to reduce the Power to be taken by it and Hydro shall not reduce the same in greater proportion than other Labrador industrial customers of Hydro (except any customer to whom power is sold for ultimate use by the general public).

11.05
Save and except that if such interruption or diminution is due to the negligence of Hydro, the Customer agrees that it will not make any claim against Hydro or hold Hydro liable for any loss or damage arising from any interruption or diminution in the supply of Electricity under Clauses 11.03 and 11.04. So long as such interruption or diminution continues, the Customer’s sole remedy shall be the right to reduce its Billing Demand in respect of the period of such

Hydro - Kami Service Agreement

interruption or diminution by an amount of kilowatts proportionate to the reduction of the amount of Power actually made and resulting from such interruption or diminution.

11.06
If the operations of Hydro in Labrador or the operations of its supplies are suspended or curtailed by reason of Force Majeure, Hydro shall use due diligence to remove the cause of such suspension or curtailment and to resume normal operations at the earliest possible date and, in the event such suspension or curtailment of operations of Hydro or its suppliers results in the suspension or curtailment of the operations of the Customer for a period of more than seven (7) days thereafter occurring during the continuance of such period of curtailment or suspension of the operations of Hydro or its suppliers, the Customer’s sole remedy shall be the right to reduce its Billing Demand in respect of the period of such suspension or curtailment by an amount of kilowatts proportionate to the reduction of the amount of Power actually made and resulting from such suspension or curtailment of the operations of Hydro or its suppliers, including such seven (7) day period.

11.07
If the operations of the Customer in Labrador are suspended or curtailed owing to Force Majeure, the Customer shall use due diligence to remove the cause of such suspension or curtailment and to resume normal operations at the earliest possible date, but if as a result of such suspension or curtailment, the Power taken by the Customer is reduced below fifty percent (50%) of the Amount of Power on Order, for any period exceeding seven (7) days, then, the Customer’s sole remedy shall be the right to reduce its Billing Demand in respect of the period of such suspension or curtailment by an amount of kilowatts proportionate to the reduction of the amount of Power actually made and resulting from such suspension or curtailment of the operations of the Customer, including such seven (7) day period.

Nothing in this Clause 11.07 shall obligate the Customer to settle a strike or other labour trouble on terms that are inimical to the interests of the Customer.

11.08	Notwithstanding any other provision contained herein, neither party to this agreement shall:

(a)
be responsible to other for injury, damages or losses arising from loss of business, loss of profits, or any other losses as a result of interruption of the other's operations, or any other consequential losses, directly or indirectly arising out of the activities, occupancy, use or operation of the other's premises; or

(b)
look to or pursue the directors, officers or employees of the other for satisfaction of any claim or cause of action arising under this agreement, including any liability, damages, expenses or losses of any nature.

Hydro - Kami Service Agreement

11.09	In no event shall the liability of Hydro exceed the sum of $1,000,000.00 for any single occurrence.

ARTICLE 12
REDUCED BILLING DEMAND

12.01	If, in accordance with Clauses 11.05, 11.06 or 11.07, the Customer requests a reduction in its Billing Demand, such reduction will be made according to the following:

(1)	If there is a total interruption of the supply of Power and Energy by Hydro for a whole Month, the Customer Billing Demand for such Month shall be zero.

(2)
If there is a total interruption of Power for part of a Month, the Billing Demand for that Month shall be reduced by a number of kilowatts bearing the same ratio to that Billing Demand as the number of hours during which the interruption occurs bears to the total number of hours in that Month.

(3)
If the reduction of Power is made for a whole Month, then, subject to clause (5)  of this Clause 12.01, the reduced Billing Demand for that Month shall be substituted for the Billing Demand for the same Month, when determining the price of Power and Energy for that Month.

(4)	If the reduction of Power is made for part of a Month, then, subject to subclause (5) of this Clause 12.01, the Billing Demand for such Month shall be determined by adding

(a)	the reduced Billing Demand for the part of the Month during which the reduction was made, averaged over the whole of that Month;
to

(b)	the Billing Demand for the part of the Month during which no reduction was made, averaged over the whole of that Month.

(5)
In any case arising under subclause (3) or subclause (4) of this Clause 12.01, where a reduction of Power is made for a whole Month or part thereof and the Maximum Demand for that same period is greater than the reduced Billing Demand for that same period, then, instead of the reduced Billing Demand, the Maximum Demand for such period shall be substituted for the Billing Demand for that period when determining the

Hydro - Kami Service Agreement

price of Power and Energy for the Month in which the reduction occurs, but, if in any period during which a reduction occurs, the Maximum Demand is less than the reduced Billing Demand no account shall be taken of that Maximum Demand.

(6)
Where a Billing Demand, a reduced Billing Demand or a Maximum Demand for a part of a Month is to be averaged for the whole of that Month in accordance with subclause (4) of this Clause 12.01, the averaging shall be done by dividing the Billing Demand, the reduced Billing Demand or the Maximum Demand, as the case may be, by the total number of hours in the whole of that Month and multiplying the result by the number of hours to which the Billing Demand, the reduced Billing Demand or the Maximum Demand relates.

12.02
In addition to the reductions in Billing Demand that may be made in accordance with Clause 12.01, Hydro may, in its sole judgment and discretion, make other Billing Demand adjustments from time to time to decrease the Customer’s bill to reflect unusual or unanticipated conditions or to facilitate the testing of equipment or processes by the Customer.

ARTICLE 13
CONSTRUCTION OR INSTALLATION OF
TRANSMISSION LINES OR APPARATUS

13.01
For the consideration aforesaid, the Customer hereby grants to Hydro the right to construct transmission lines and accessory apparatus on locations approved by the Customer on, under or over the property of the Customer for the purpose of serving the Customer and the other customers of Hydro, together with the right of access to the property of the Customer at all times for the construction of such lines and apparatus and for the repair, maintenance and removal thereof, provided that nothing in this clause shall entitle Hydro to construct transmission lines and accessory apparatus on or over the Customer’s property if such transmission lines are not directly connected with the Customer’s premises or some part thereof.

13.02
The Customer shall not erect any building, structure or object on or over any right-of-way referred to in Clause 13.01 without the written approval of Hydro, but subject to that limitation the Customer shall be entitled to make fair and reasonable use of all lands subjected to the said right-of-way.

13.03	Any changes that the Customer may request Hydro to make in the location of any lines or apparatus constructed pursuant to Clause 13.01 shall be made by

Hydro - Kami Service Agreement

Hydro, but the Customer shall bear the expense of any such changes to the extent that such lines or apparatus supply Power to the Customer.
13.04
All transmission lines and apparatus of Hydro furnished and installed by it on the Customer’s premises shall remain the property of Hydro, and Hydro shall be entitled to remove such transmission lines and apparatus on the expiry or termination of this Agreement.

13.05
For the purpose of using the power service of Hydro, the Customer shall install properly designed and suitable apparatus in accordance with good engineering practice, and shall at all times operate and maintain such apparatus so as to avoid causing any undue disturbance on the system of Hydro, and so that the current shall be approximately equal on all three of its phases.

13.06
If, at any time, the unbalance in current between any two of its phases is, in the judgment of Hydro, excessive to a degree that the power supply system of Hydro and/or the electrical equipment of any other customer of Hydro is adversely affected, then it shall be the responsibility of the Customer to take such reasonable remedial measures as may be necessary to reduce the unbalance to an acceptable value.

13.07
If, at any time during the term of this Agreement, Hydro desires to improve the continuity of power service to any of its customers, Hydro and the Customer will co-operate and use their reasonable commercial endeavours to carry out the improvements either by changes to existing equipment or additions to the original installations of either Hydro or the Customer.

13.08
The Customer shall not proceed with the construction of or major alterations of its equipment or structures associated with any terminal station at which Power and Energy is being delivered until Hydro is satisfied that the proposals for such construction or alteration are in accordance with good engineering practice and the laws and regulations of the Province, provided that any examination of the Customer’s proposals by Hydro shall not render Hydro responsible in any way for the construction or alteration proposed, even if electrical connection is made by Hydro, whether or not any changes suggested by Hydro shall have been made by the Customer.

ARTICLE 14
RESPONSIBILITY FOR DAMAGES

14.01
Beyond the point of delivery, the Customer shall indemnify and hold Hydro harmless with respect to any and all claims that may be made for injuries or damages to persons or property caused in any manner by electric current or by

Hydro - Kami Service Agreement

the presence or use on the Customer’s premises of electric circuits or apparatus, whether owned by Hydro or by the Customer, unless and to the extent that such injuries or damages are caused by negligence on the part of the employees of Hydro.

14.02
Up to the point of delivery, Hydro shall indemnify and hold the Customer harmless with respect to any and all claims that may be made for injuries or damages to persons or property caused in any manner by electric current or by the presence or use on the Customer’s premises of electric circuits or apparatus owned by Hydro and resulting from or arising out of the negligence of Hydro’s employees or other persons for whom Hydro would in law be liable, unless and to the extent that such injuries or damages are caused by negligence on the part of the employees of the Customer.

14.03
If any of the transmission lines or apparatus installed by Hydro on the Customer’s premises should be destroyed or damaged by the negligence of the Customer, its servants or agents, the Customer shall reimburse Hydro for the cost of their replacement or repair.

ARTICLE 15
PAYMENT OF ACCOUNTS AND NOTICE OF CLAIMS OF CUSTOMER

15.01
Hydro will render its accounts monthly and the Customer shall, within twenty (20) days after the date of rendering any such account, make payment in lawful money of Canada at the office of Hydro in St. John’s, Newfoundland, or in such other place in the said Province as Hydro may designate, without deduction for any claim or counterclaim which the Customer may have to claim to have against Hydro arising under this Agreement or otherwise.

15.02
All amounts in arrears after the expiration of the period of twenty (20) days referred to in Clause 15.01 shall bear interest at the rate of three percent per annum above the bank of Canada prime business rate (publication V122495) or its successor rate, calculated daily not in advance, to and including the date of payment, and interest accrued will be payable on demand.

15.03
If the Customer is in default for more than thirty (30) days in paying any amount due Hydro under this Agreement, then, without prejudice to its other recourses and without liability therefor, Hydro shall, upon thirty (30) days written notice to the Customer of its intention so to do, be entitled to suspend the supply of Power and Energy to the Customer until the said amount is paid, and if the supply is so suspended, the Customer shall not be relieved of its obligations under this Agreement.

Hydro - Kami Service Agreement

15.04
The Customer and Hydro will submit to the other in writing every claim or counterclaim which each may have or claim to have against the other arising under this Agreement within 90 days of the day upon which the Customer or Hydro has knowledge of the event giving rise to such a claim.

15.05
The Customer and Hydro shall be deemed to have waived all rights for the recovery of any claim or counterclaim which has not been submitted to the other party pursuant to and in accordance with Clause 15.04.

15.06
Except as otherwise provided, each party is separately responsible for, and shall in a timely manner discharge, its separate obligations in respect of the collection, payment, withholding, reporting and remittance of all taxes in accordance with the applicable law.  Hydro shall pay or cause to be paid all taxes on or with respect to the Electricity arising prior to the Delivery Point.  Customer shall pay or cause to be paid all taxes on or with respect to the Electricity at and from the Delivery Point.  For the computation of amounts of Electricity delivered at the Delivery Point and the taxes so calculated, amounts determined through metering will be subject to any appropriate losses calculated in accordance with clause 10.02.  For greater certainty:

(i)	Hydro is solely responsible for the payment of income taxes and HST payable by Hydro; and
(ii)	Customer is solely responsible for the payment of income taxes and HST payable by Customer

ARTICLE 16
ARBITRATION

16.01
If a settlement of any claim made by the Customer in accordance with Clause 15.04 is not agreed to by both parties, the matters in dispute shall be submitted, within three Months from the time the claim was submitted, for decision to a board of arbitrators consisting of three members, one to be named by each party to this Agreement and the third to be named by the two arbitrators so chosen, and the decision of any two members of the board of arbitrators shall be final and binding upon both parties.  Each individual selected as an arbitrator shall be qualified by education and experience to decide the matter in dispute.  Each arbitrator shall be at arm’s length from both parties and shall not be a member of the audit or legal firm or firms who advise either party, nor shall any arbitrator be a person who is otherwise regularly retained by either of the parties.

16.02	The charges of the third member of a board of arbitrators who shall be the chairman of that board, shall be borne by the losing party, and the parties shall

Hydro - Kami Service Agreement

bear the costs or charges of their own appointees. Any arbitration hearing commenced under this Article shall be held in St. John's or such other place as the parties mutually agree.
16.03
If the two appointees of the parties are unable to agree upon the third arbitrator or chairman, the chairman shall be appointed upon application of either party to the Trial Division of the Supreme Court of Newfoundland and Labrador or a judge of that Division.

16.04
The period of delay for appointment by the parties to this Agreement of their respective nominees shall be seven days after notification by the other party to this Agreement of its nominee, and the period for agreement by the two nominees on the chairman shall be ten days.

16.05
The provisions of the Arbitration Act, Chapter A - 14 of the Revised Statutes of Newfoundland and Labrador, 1990, as now or hereafter amended shall apply to any arbitration held pursuant to this Article 16.

ARTICLE 17
MODIFICATION OR TERMINATION OF AGREEMENT

17.01
Except, where otherwise specifically provided in this Agreement and only to the extent so provided, all previous communications between the parties to this Agreement, either oral or written, with reference to the subject matter of this Agreement, are hereby abrogated and this Agreement shall constitute the sole and complete agreement of the parties hereto in respect of the matters herein set forth.

17.02	At any time during the currency of this Agreement, the Customer may terminate it by giving to Hydro two years notice in writing of its intention so to do.

17.03
Any amendment, change or modification of this Agreement shall be binding upon the parties hereto or either of them only if such amendment, change or modification is in writing and is executed by each of the parties to this Agreement by its duly authorized officers or agents and in accordance with its regulations or by-laws.

17.04
Subject to Article 11, if the Customer voluntarily or forcibly abandons its operations, commits an act of bankruptcy or liquidates its assets, then, there shall, forthwith, become due and payable to Hydro by the Customer, as stipulated and liquidated damages without burden or proof thereof, a lump sum equal to:

Hydro - Kami Service Agreement

(a)	0.85 of its then current Billing Demand for Firm Power, at the Firm Power Demand charge, multiplied by 24 plus

(b)	the remaining net book value of the Specifically Assigned Plant less its salvage value.

ARTICLE 18
SUCCESSORS AND ASSIGNS

18.01
This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns, but it shall not be assignable by the Customer without the written consent of Hydro.

ARTICLE 19
GOVERNING LAW AND FORUM

19.01
This Agreement shall be governed by and interpreted in accordance with the laws of the Province, and every action or other proceeding arising hereunder shall be determined exclusively by a court of competent jurisdiction in the Province, subject to the right of appeal to the Supreme Court of Canada where such appeal lies.

ARTICLE 20
ADDRESS FOR SERVICE

20.01
Subject to Clauses 20.02 and 20.03, any notice, request or other instrument which is required or permitted to be given, made or served under this Agreement by either of the parties hereto, except for notices or requests pertaining to Interruptible Power or Firm Energy, shall be given, made or served in writing and shall be deemed to be properly given, made or served if personally delivered, or sent by facsimile transmission, or mailed by prepaid registered post, addressed, if service is to be made

(a)           on Hydro, to

The Secretary
Newfoundland and Labrador Hydro
Hydro Place
P.O. Box 12400
St. John's, Newfoundland
CANADA.  A1B 4K7

Hydro - Kami Service Agreement

FAX: (709) 737-1782

or

(b)	on the Customer, to

President
The Kami Mine Limited Partnership
Suite 250, 2000 McGill College Ave
Montreal, Quebec
CANADA H3A 3H3
FAX: (514) 281-5048

20.02
Any notice, request or other instrument given, made or served as provided in Clause 20.01 shall be deemed to have been received by the party hereto to which it is addressed, if personally served on the date of delivery, or if mailed three days after the time of its being so mailed, or if sent by prepaid telegram or facsimile transmission, one day after the date of sending.

20.03
Except for notices for Interruptible Power, whenever this Agreement requires a notice to be given or a request to be made on a Sunday or legal holiday, such notice or request may be given or made on the first business day occurring thereafter, and, whenever in this Agreement the time within which any right will lapse or expire shall terminate on a Sunday or legal holiday, such time will continue to run until the next succeeding business day.  Notices or requests pertaining to Interruptible Power may be given and received by and to the appropriate nominees of the respective parties by voice or electronic communication provided that it is confirmed in writing and transmitted or delivered by facsimile, courier or mail as soon as practicable.

20.04
Either of the parties hereto may change the address to which a notice, request or other instrument may be sent to it by giving to the other party to this Agreement notice of such change, and thereafter, every notice, request or other instrument shall be delivered or mailed in the manner prescribed in Clause 20.01 to such party at the new address.

Hydro - Kami Service Agreement

IN WITNESS WHEREOF Newfoundland and Labrador Hydro and the Customer has each executed this Agreement by causing it to be executed in accordance with its by-laws or regulations and by its duly authorized officers or agents, the day and year first above written.

THE CORPORATE SEAL of
Newfoundland and Labrador
Hydro was hereunder
affixed in the presence of:
“Rob Henderson"
Rob Henderson Vice President Newfoundland and Labrador Hydro

___________________________________	“Derrick Sturge"
Witness	Derrick Sturge Chief Financial Officer and Vice President Finance

DULY EXECUTED by
Kami General Partner Limited in its capacity as managing general partner of
The Kami Mine Limited Partnership
in accordance with its
Regulations or By-Laws
in the presence of:

“Brian Penney"
Brian Penney Chief Operating Officer

___________________________________	“Gary Norris"
Witness	Gary Norris Executive Vice President Government and Community Affairs

Hydro - Kami Service Agreement